---------------------------- TROUTMAN SANDERS LLP -----------------------

                                ATTORNEYS AT LAW
                         A LIMITED LIABILITY PARTNERSHIP


                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174
                             www.troutmansanders.com
                             TELEPHONE: 212-704-6000
                             FACSIMILE: 212-704-6288

Michael J. Shef                                       Direct Dial:  212-704-6140
michael.shef@troutmansanders.com                      Fax:          212-704-6288

                                  June 30, 2005



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549

Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

         Re:      National Home Health Care Corp.
                  Form 10-K for the fiscal year ended July 31, 2004 File No. 000-12927

Gentlemen:

         Reference is made to your letter dated June 20, 2005 addressed to Mr. Robert P. Heller with respect to the captioned matter. We represent National Home Health Care Corp. This will confirm the telephone message that I left for you today to the effect that the Company will provide you with a written response to such letter on or about July 18, 2005.

                                                     Very truly yours,

                                                     /s/ Michael J. Shef

                                                     Michael J. Shef

MJS/db
cc:      Christine Allen
         Robert P. Heller


           ATLANTA o HONG KONG o LONDON o NEW YORK o NORFOLK o RALEIGH RICHMOND o TYSONS CORNER o VIRGINIA BEACH o WASHINGTON, D.C.